

August 24, 2012

<u>Via Facsimile</u>
Mr. Mark Shelley
Chief Financial Officer
Sunergy, Inc.
14362 N. Frank Lloyd Wright Blvd., Suite 1000,
Scottsdale, AZ 85260

> **Re: Sunergy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed July 2, 2012**
> **Response letter dated August 15, 2012**
> **File No. 000-52767**

Dear Mr. Shelley:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Report of the Independent Registered Public Accounting Firm, page 33</u>

1.   We note your response to our comment where your auditor, Ingenium states that they were satisfied with the independence and professional reputation of the predecessor auditors and took steps to gain satisfaction as to the audits performed by the predecessor auditors. When the principal auditor is able to satisfy themselves in that way, they would then express an opinion on the financial statements as a whole. Ingenium's current report does not reference the financial statements for the year ended December 31, 2010. Please advise Ingenium to revise their audit report to express an opinion on the financial statements for the year ended December 31, 2010. Refer to AU Section 543.04.

Otherwise, please advise Ingenium to revise their audit opinion to make reference to the audits of the other auditors, in the introductory, scope and opinion paragraphs, the division of responsibility as between that portion of the financial statements covered by their audit and that covered by the predecessor auditors. Refer to AU Section 543.06 through 543.09.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining